

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

August 4, 2008

Patrick E. Bertagna
Chief Executive Officer
GTX Corp
117 W. 9th Street, Suite 1214
Los Angeles, CA 90015

Re: GTX Corp
Amendment No. 1 to Form S-1
Filed July 25, 2008
File No. 333-150861

Dear Mr. Bertagna:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Shareholders, page 12

1. We note your response to comment 10 in our letter dated June 10, 2008, and we re-issue that comment in part. Please include in your tabular disclosure the value of any payments in securities that you have made or may be required to make. For example, we note that you have not included the value of common stock paid to Richardson & Patel LLP and Mark Abdou or the value of warrants paid to Matthew R. Williams, Jeremy Roll or Multi-Media Technology Ventures, Ltd. Further, we note that you have not included the $20,000 payment to Jupili Investment S.A. as payment for services in the bridge loan transaction.

   Please note that changes to this table will also affect the tabular disclosure you provided in response to comment 12 in our letter dated June 10, 2008. Please revise accordingly.

As appropriate, please amend your registration statement in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to

our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

Please contact Jay Knight, Attorney-Adviser, at (202) 551-3370, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Jay Knight

for Larry Spirgel
Assistant Director

cc: by facsimile to (310) 208-1154
        Mark Abdou, Esq.
        (Richardson & Patel LLP)